Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People’s Republic of China 261061

December 2, 2009

Mr. Rufus Decker Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:	Fuwei Films (Holdings) Co., Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2008 and Form 6-K, filed on August 17, 2009 File No. 1-33176

Dear Mr. Decker:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the "Commission"), on November 6, 2009 (the "Staff’s Letter"). The discussion below reflects our response to the Staff’s Letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.     Where a comment below requested additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  The revisions should be included in your future filings.

Response to Comment 1

We have responded to the requested additional information from the Staff herein.  All responses below are the form of proposed disclosure to be included in our future filings.

Critical Accounting Policies

Goodwill Impairment, page 40

2.     We note your response to prior comment 2.  Your disclosures on page F-11 state that you performed step one of your annual goodwill impairment test in the fourth quarter of 2008 and determined that the fair value of Shandong Fuwei significantly exceeded its net book value as of December 31, 2008.  Therefore, step two was not required.  Your response indicates that you were required to perform step two of the goodwill impairment test because the fair value was less than the carrying value.  Please clarify this apparent inconsistency.

Response to Comment 2:

In response to the Staff’s comment, the Company will provide additional information in its Annual Report on Form 20-F for the year ended December 31, 2009,  to reflect the fact, when applicable, the step two of the goodwill impairment test was performed – as in the year ending December 31, 2008.  To that end, the appropriate disclosure that should have been included in the December 31, 2008 Form 20-F is as follows:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets arising from acquisitions. Intangible assets, such as goodwill, which is determined to have an indefinite life, is not amortized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

The Company performs annual impairment reviews during the fourth fiscal quarter of each year, or earlier if indicators of potential impairment exist. For goodwill, the Company analyses projected future cash flows, among other factors, in the determination of the fair value of its reporting unit and compares the resulting fair value to the carrying value of the reporting unit to determine if there is goodwill impairment.

The Company performed its annual impairment analysis as of December 31, 2008 and determined that no impairment existed. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.

3.     In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•	How you weight each of the methods used for value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•
To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and to the extent that goodwill for this reporting unit could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for your reporting unit:

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•
A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financing reporting Codification for guidance.

Response to Comment 3:

In future filings we will provide the following additional disclosures:

•	We have, as in the past years, relied primarily on the income approach in the performance of our goodwill impairment testing.

•	There is no significant change in the method used to value goodwill for the year ending December 31, 2008 when compared to December 31, 2007.

•	The following is the goodwill information of the reporting unit.

▪	In the most recent testing, the fair value of the net assets exceeds the carrying value by approximately 19%.

▪	The amount of the goodwill is US$ 1.5 million.

▪
The main assumptions which drive the estimated fair value include the discount rate, gross margin, expected growth rate for sales volume and sales price, as well as selling, general and administrative expenses. We also make certain assumptions about future economic conditions, interest rates, and other market data.

▪
The key assumptions include discount rate, gross profit rate, expected growth rate of sales volume and sales price, and selling, general and administrative expenses. These figures are estimated based on the financial data of fiscal year of 2008 and assumed future economic condition. Hence, the key assumptions are generally comparable with the historical results. Sensitivity analysis of those assumptions by adding or subtracting 1% for the estimates is utilized in order to assess the sensitivity of our assumptions.

▪	We do not foresee any potential event or circumstances that would have an adverse influence on the expected fair value, unless the market demand has a significant change.

Impairment of Long-Lived Assets, page 41

4.     We note your response to prior comment 3.  You state that there are productions lines that manufacture products independently, but they cannot produce cash flows separately resulting from the combined administrative expense, R&D, market and sales, etc.  Paragraph 4 of SFAS 144 states that an asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  In this regard, please further advise how you determined that each production line would not have identifiable cash flows which are largely independent, including how you determined that the combined expenses you list in your response would preclude these cash flows from being largely independent.

Response to Comment 4:

Our products may be sub-divided into five main categories:

Printing film

This is a high transparency film that is corona treated on one side to provide excellent adhesion to ink. This is primarily used in printing and lamination.

Stamping foil film

This is a film that displays excellent thermal stability and tensile strength and is used in metallized film and laser stamping foil and transfer.

Metallization film

This is an aluminum plating base film that displays good thermal stability and tensile strength and provides good adhesion between film and aluminum layer. This is mainly used for vacuum aluminum plating for paper or flexible plastic lamination.

Special film

We mainly produce the following types of special film:

·	High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically-enhanced packaging purposes.

·	Heat-sealable film: Film with a three layer structure. The heat-sealable film is primarily sold for use in printing and making heat sealable bags.

·	Laser holographic base film: A directly embossable film with high transparency, used as anti-counterfeit film and for aesthetics for food, medicine, cosmetics, cigarette and alcoholic packaging.

·	Matte film: Film with single or double matte surface, achieved by adding special additive to the base polymer, used for printing, metallization, stamping and transfer metallization.

Base films for other applications

Base films for other application are ordinary commodity polyester films with applications other than for the usages mentioned above.

Production

Our operating subsidiary, Shandong Fuwei, currently operates three production lines. The first is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. The second is a DMT 6.7 m (in width) production line, which could produce three layers co-extruded production with annual designed production capacity of 16,100 tons of BOPET film. In addition, we leased a production line in April 2007 with an annual designed production capacity of 8,000 tons. As of December 31, 2008, Shandong Fuwei has a total annual designed production capacity of 37,100 metric tons of BOPET film.

Our internal reporting does not provide detailed information needed to provide largely independent cash flows as revenue is not tracked by production line as our products are capable of being produced, and are produced, on multiple lines.  Rather, as disclosed in the segment reporting disclosure, management focuses on the total BOPET films produced and sales generated.  Moreover, costs incurred that are not internally tracked as being associated with one production line, but rather, are looked at in the light on one overall production facility.  Given this, we do not have identifiable cash flows which are largely independent for each production line.

Results of Operations, page 41

5.     We reissue prior comment 4.  Please quantify the impact of each factor when multiple factors contribute to material fluctuations.  Please also quantify the extent to which fluctuations in your sales are attributable to each of the following factors:  changes in prices, changes in the volume of products sold, and the introduction of new products.  For example, in your discussion of sales from period to period, you should state the amount of increase or decrease which is due to changes in prices.  In a similar manner, you should state the amount of increase or decrease due to the other factors.

Response to Comment 5:

The fluctuation of sales between 2007 and 2008 was minimal with approximately 0.5% decrease in current period. Even though the sales volume increased by approximately 13% in 2008, the average sales prices dropped approximately 12% in the same period. Consequently, the two major factors that contribute to the fluctuation of sales offset each other, ensuing comparable sales between both periods. In addition, the compound of the increase of sales volume and decrease of average sales prices led to a decrease in gross margin by approximately 30% in 2008.

Although there was introduction of new products in 2008, the sales of those products was insignificant and, hence, it did not have material impact to fluctuations of sales and gross margin. In response to the Staff’s comment, the Company will provide additional information in its Annual Report on Form 20-F for the year ended December 31, 2009.

Liquidity and Capital Resources, page 44

6.     We note your response to prior comment 5.  Please address the following:

•	You appear to have a working capital deficit not working capital as of December 31, 2008. Please revise your disclosures as necessary;

•	You state that after the expiration of the loans in 2009 you renewed the loan agreements with the Commercial Bank. Please disclose the new expiration date of these loans; and

•
You state that as of June 30, 2009 you had a RMB 160 million bank loan line.  Please disclose the maturity date of the loan line, if any amounts have been borrowed against it, and the amount that is available currently under the loan line.

Response to Comment 6:

In response to the Staff’s comment , we will revise our disclosure to clearly indicate that it is a working capital deficit.

We will disclose the fact regarding our debt which at June 30, 2009 was as follows:

The Company entered into three interest free loan agreements with the Weifang Commercial Bank. There are as follows:

(i) RMB 10 million effective January 13, 2009, with a maturity date of January 12, 2010;

(ii) RMB 10 million effective January 16, 2009, with a maturity date of January 12, 2012; and

(iii) RMB 5 million effective December 2, 2008, with a maturity date of December 2, 2011.

The Company entered into two interest loan agreements with the Weifang Commercial Bank. There are as follows:
(i) RMB 70 million effective June 9, 2009, with a maturity date of June 8, 2010; and

(ii) RMB 70 million effective June 9, 2009, with a maturity date of June 8, 2010.

In addition, on June 4, 2009, the Company entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US $477,000 with a maturity date of June 3, 2010.

All of the loans mentioned above are term loans.

Consolidated Statements of Cash Flows, page F-7

7.     We note your response to prior comment 6.  Your response indicates that you obtained equipment in exchange for incurring a liability rather than paying cash.  If accounts payable contains plant, properties and equipment additions, please disclosure in a footnote the related amounts as of each balance sheets date.  Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made.  Please ensure that supplemental information about non-cash transactions is disclosed pursuant to paragraph 32 of SFAS 95.

Response to Comment 7:

In future filings, we will disclose the related amounts as of each balance sheets that are accrued in accounts payable that relate to property, plant and equipment. In addition, we confirm that we do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made.

FORM 6-K FILED ON AUGUST 17, 2009

Consolidated Statements of Income and Other Comprehensive Income, page 4

8.     We note your response to prior comment 13.  It is not clear how you determined you should use SFAS 144 to determine the amount of the inventory impairment instead of Chapter 4 of ARB 43.  Please advise.

Response to Comment 8:

We included a reference to SFAS 144 incorrectly in our letter dated October 28, 2009.  The correct reference should have been to ARB 43.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact our legal counsel, Norwood Beveridge, at Loeb & Loeb LLP, by telephone at (212)-407-4970 who will arrange a discussion with our accounting advisors at Kabani & Company, Inc.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang
Chief Financial Officer